02029435

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

April 4, 2002

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F _X_ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V.
(Registrant)

By: ______________________________
Alvaro Rodríguez Arregui.
Chief Financial Officer

Dated: April 4, 2002.

Elektra

GRUPO ELEKTRA GRANTED BANK LICENSE BY MEXICO'S FINANCE MINISTRY

The Bank is "Win-Win" Gain For Nation's Economic Development

Will Serve Elektra's Traditional Mass Market Customer Base

MEXICO CITY, April 4, 2002 – Having readily met all legal requirements, Grupo Elektra S.A. de C.V. (BMV: Elektra, NYSE:EKT), Latin America's leading specialty retailer and consumer finance company, today announced it has been formally licensed by Mexico's Ministry of Finance to operate a national bank. The Ministry of Finance has not issued a banking license since 1994.

Commenting on Grupo Elektra's success in acquiring the banking license, CEO Javier Sarro stated: "We are, of course, very pleased by the action of the Ministry of Finance. Our moving into consumer banking represents a 'win-win' situation for Mexico's economic development, for Grupo Elektra customers, and for its shareholders."

The new bank will be 100 percent capitalized and owned by Grupo Elektra. Financially strong and driven by a sound marketing plan, the bank will primarily target the same medium- to-lower income, traditionally under-served segment of the Mexican population comprising Grupo Elektra's large retail customer base.

Mr. Sarro added: "We will begin start-up activities once we complete the mandated pre-operation approval process sometime before the end of the current year. Banking is a natural next step for the company, which now has a customer base of almost 1 million savings accounts, 2.1 million active credit customers, and a team of experienced credit and collections professionals in our organization."

He noted that the new bank has also begun recruiting a primary staff of outstanding, seasoned professionals with in-depth knowledge of bank products and services, information technology, risk management, and the overall regulatory climate. "We will be bringing together the best of two worlds since the new team will work closely with Grupo Elektra's in-house credit and collection experts."

Mr. Sarro continued: "Because of our size and great number of stores, we will be able to provide a large population of under-served consumers with a high quality level of banking service, convenience and accessibility in the 220 cities throughout Mexico where Grupo Elektra currently operates close to 900 stores."

The sophisticated technology and collection system driving Grupo Elektra's extensive consumer credit operations will provide invaluable data about millions of customers' buying habits and financial needs to support the marketing strategy of the new bank. With the infusion of major new financial resources from deposit assets, the company said it expects to significantly increase its already large and profitable consumer credit business segment.

Grupo Elektra, through its four store chains: Elektra, Salinas y Rocha, Bodega de Remates and The One, sells household appliances, consumer electronics, furniture, and apparel on cash and installment credit. All of the store chains will eventually house branches of this new Mexican bank.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America's leading specialty retailer and consumer finance company. Grupo Elektra sells goods and services through its *Elektra, Salinas y Rocha, and THE ONE* stores and over the Internet. The Group operates almost 1,000 stores in Mexico and five other countries in Latin America, as well as its virtual stores, offering household appliances, furniture, and clothing. Financial services include consumer credit, money transfers, extended warranties, servicing of home mortgages, and savings accounts. To learn more about Grupo Elektra, please visit our website at www.grupoelektra.com.mx.

Investor and Press Inquiries:

Juan Carlos Creixell
Investor Relations Coordination
Grupo Elektra S.A de C.V,
Tel. (5255) 5629 9333
Fax. (5255) 5629 9234
jcreixell@elektra.com.mx

Esteban Galíndez, CFA
Director of Investor Relations
Grupo Elektra, S.A. de C.V.
Tel. (5255) 5629 9333
Fax. (5255) 5629 9234
egalindez@elektra.com.mx

Elric Martinez
The Dilenschneider Group
New York
Tel. (212) 922 0900

emartinez@dgi-nyc.com

We invite you to visit our award winning corporate website at www.grupoelektra.com.mx